UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE  ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of October 30, 2012

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), and Form F-3 (File No. 333-183566) to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

PART I:   APPROVAL OF AN AMENDMENT TO THE LOAN AGREEMENT WITH CONTROLLING SHAREHOLDER

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

On June 11, 2009 the Company has entered into a Convertible Loan Agreement (the “Loan Agreement” or the “Loan”), with Stins Coman Incorporated, its controlling shareholder, providing for a loan of up to $10 million originally (the “Maximum Amount”).

The Loan Agreement was filed as Annex B of the Company’s 2009 Proxy Statement marked as Exhibit 99.3 to the Company’s 6-K report filed with the SEC on August 11, 2009, and is incorporated herein by reference.

As previously reported, the Maximum Amount was increased in December 2011 (by $4M), in April 2012 (by $6M) and in August 2012 (by $5M) to subsequently be $25M. In addition, the term of the Loan Agreement (initially twelve months), during which RiT may call for any unused portion of the loan, was extended a few times and until December 31, 2013.

Most recently both parties to the Loan Agreement decided to (i) increase again the Loan’s Maximum Amount by $10 to a total of $35M, and (ii) extend again the Loan’s term until December 31, 2015. For implementing said changes, the Company has determined to sign an amendment to the Loan Agreement with Stins Coman (the “Transaction”).

The Transaction

Accordingly, the Amendment document, which was signed as of October 23, 2012 (the “Amendment”), provides for two issues: (i) extension of the Loan Agreement’s term until December 31, 2015 (aggregate term of approximately 78 months), and (ii) increase of the Loan’s Maximum Amount by $10 million to a total of $35 million. The remaining provisions of the Loan Agreement remain unchanged.

The Amendment is attached herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing is qualified in its entirety by reference to the full text of the executed Amendment.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining that:

(i) it is an extension of  an already approved and  existing Loan Agreement (approved before in 2009, including by the shareholders) (ii) the total Term of approximately 78 months (after such additional extension), is necessary and reasonable under the circumstances, and (iii) the increase of the loan’s Maximum Amount is a change which only credits RiT, given that RiT is granted with a right for additional loan amounts (additional $10 million), capable of draw down at RiT’s discretion. In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•
Changing/increasing the loan’s Maximum Amount by additional $10 million will provide the Company additional financial backup as a viable going concern and will support its plans going forward. Such increase only credits RiT (conferring enhanced right to draw higher amount, solely at RiT’s discretion).

•
Extending the Loan Term (taking into account also the Loan’s provisions including the interest rate specified therein), is in the best interests of RiT as a future reassurance and backup for its viability.

•	Such additional extension for a total Term of approximately 78 months (counted from June 2009), is necessary and reasonable under the circumstances.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Eli Gendler , CFO, no later than November 13, 2012.

PART II:   ADDITIONAL PRESS RELEASE

This part II consists of the following document:

Press release dated September 13, 2012: RiT Develops New Hardware for Intelligent Infrastructure Management (IIM)

A copy of the press release is attached hereto as Exhibit 99.2, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: October 30, 2012	By: /s/ Eli Gendler
Eli Gendler, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Amendment to Loan Agreement dated as of October 23, 2012

99.2	Press release dated September 13, 2012: RiT Develops New Hardware for Intelligent Infrastructure Management (IIM)